SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File No. 1-13038

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

(Full title of plan)

CRESCENT REAL ESTATE EQUITIES COMPANY

777 Main Street, Suite 2100
Fort Worth, Texas 76102
(Name of issuer and address of principal executive offices)

CRESCENT REAL ESTATE EQUITIES, LTD.

401(k) PLAN

FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Crescent Real Estate Equities, Ltd. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Crescent Real Estate Equities, Ltd. 401(k) Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at Year End is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Fort Worth, Texas
May 20, 2004

CRESCENT REAL ESTATE EQUITIES, LTD.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets
Investments, at fair value:
Participant directed:
Shares of registered investment companies:
Mutual Funds	$7,285,664	$4,361,389
Pooled separate accounts	5,606,482	3,437,172
Common collective trusts	2,008,024	1,647,414
Participant loans	381,874	240,303
Common stock, Cresent Real Estate Equities Company	2,687,283	2,206,591
Non-Participant directed:
Common stock, Cresent Operating, Inc.	153	174

Total assets	17,969,480	11,893,043
Liabilities	—	—

Net assets available for benefits	$17,969,480	$11,893,043

The accompanying notes are an integral part of these financial statements.

CRESCENT REAL ESTATE EQUITIES, LTD.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2003	2002
Additions in net assets attributed to:
Investment income:
Net realized and unrealized gains/(losses) on investments	$2,450,984	$(1,585,961)
Interest and dividends	278,660	225,199

	2,729,644	(1,360,762)
Contributions:
Participants	2,282,445	2,082,829
Company	1,423,205	1,173,308
Rollovers	162,066	99,770

	3,867,716	3,355,907

Total additions	6,597,360	1,995,145
Deductions from net assets attributed to:
Benefits paid to participants	451,580	567,837
Fund management expenses	69,343	71,795

	520,923	639,632

Net increase in net assets available for benefits	6,076,437	1,355,513
Net assets available for benefits beginning of year	11,893,043	10,537,530

Net assets available for benefits end of year	$17,969,480	$11,893,043

The accompanying notes are an integral part of these financial statements.

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

1.	Description of the Plan

The following description of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Crescent Real Estate Equities, Ltd. (the “Company”). Participants should refer to the Adoption Agreement or Summary Plan Description for a more complete description of the Plan’s provisions. The Principal Financial Group (“Principal”) serves as the asset custodian and record keeper for the Plan.

General

The Plan, which was adopted effective July 1, 1994, and restated effective January 1, 1997, is a defined contribution plan covering substantially all employees of the Company who have reached 21 years of age and completed 30 days of service. Entry dates into the plan are on the first day of the month after the first 30 days of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Executive Compensation Committee (“Committee”) and the plan administrator, who are appointed by the Board of Directors of the Company.

Contributions

Participant Elective Deferrals:

Participants may elect to contribute from 1% up to 25% of their salary tax-deferred up to the maximum deferral amount established by the Internal Revenue Service ($12,000 for 2003 and $11,000 for 2002).

Company Match:

Company matching contributions are equal to the percentage shown in the schedule below based on the number of years in service, not to exceed 7% of the employee’s salary deferral, as defined within the Plan document.

Years of	Percentage
Service	Matched
Less than 2	25%
2	50%
3	75%
4	100%

Discretionary:

In addition to the matching contribution, the Company may make a discretionary contribution, which is determined and approved by the board of directors annually. No discretionary contribution payment was made for the years ended December 31, 2003 and 2002. All Company contributions are invested based upon participant account elections.

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Participant Accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts

Forfeiture balances attributed to the Company’s matching contributions shall be first applied to pay expenses under the Plan. Forfeitures not used to pay expenses shall be applied to reduce future Company contributions. Forfeitures for the years ended December 31, 2003 and 2002, were $13,720 and $23,026, respectively. Company forfeitures used to pay plan administrative expenses for the years ended December 31, 2003 and 2002, were $6,771 and $11,921, respectively.

Vesting

The participants’ voluntary contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participants’ share of the Company’s matching contributions and earnings or losses thereon vest in accordance with the following schedule:

Vesting
Number of Completed Years of Service	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

Company contributions become fully vested in the event of retirement at age 65, disability, or death of a participant.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions of any percentage in a variety of investment options, which vary in degree of risk. Participants may change their investment options daily.

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Participant Loans

Participants may borrow from their fund accounts, a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are available to all participants only after Principal has evaluated the applicant’s credit worthiness and purpose and the terms of the loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate listed in the Wall Street Journal plus 2%. The interest rate must be one that a bank or other professional lender would charge for making a loan in a similar circumstance. The interest rates at December 31, 2003 and 2002 were 6.00% and 6.25%, respectively. Principal and interest have a definite repayment period, which provides for payments to be made not less frequently than quarterly.

Payment of Benefits

On termination of service due to death, disability, retirement or termination of employment, a participant or designated beneficiary is entitled to receive in a lump sum the value of the participant’s vested interest in his or her account as defined by the Plan. Payment shall be made as soon as practicable following the participant’s normal retirement date, disability, termination of employment or death, as the case may be.

Payment of benefits to participants with balances less than $5,000 will be made in a lump-sum distribution.

As of December 31, 2003 and 2002, there were no unpaid benefit payment requests.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the end of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. The Company shares are valued using quoted prices. Participant loans are valued at cost, which approximates fair value.

The net realized and unrealized gains and losses on investments includes realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

Certain of the funds in which the Plan invests utilize several investment strategies including the use of derivative investments. Derivatives are used to hedge against currency and interest rate fluctuations. Derivative investments underlying funds are stated at fair market value. The Plan’s exposure is limited to the fund(s) utilizing the derivative investment.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Contributions

Contributions from the participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. To the extent possible, Plan administrative costs are paid by any available forfeitures. Any remaining expenses will be paid by the Company (See Note 7). These administrative expenses are not reflected in the accompanying financial statements. Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

3.	Investments

Individual investments with market values greater than 5% of net assets available for benefits at December 31, are as follows:

2003
Principal Stable Value Fund	$2,008,024
Principal Bond & Mortgage Account	1,409,692
Principal Small Company Blend Account	1,375,997
T. Rowe Price Mid-Cap Growth	2,672,753
Vanguard U.S. Growth Fund	2,011,873
Vanguard Wellington	2,358,258
Crescent Real Estate Equities Company	2,687,283

2002
Principal Stable Value Fund	$1,647,414
Principal Bond & Mortgage Account	991,418
Principal Small Company Blend Account	766,381
T. Rowe Price Mid-Cap Growth	1,563,301
Vanguard U.S. Growth Fund	1,257,619
Vanguard Wellington	1,539,452
Crescent Real Estate Equities Company	2,206,591

During 2003 and 2002, the Plan’s investments net realized and unrealized gains/(losses) were as follows:

	2003	2002
Mutual Funds	$1,330,980	$(1,201,503)
Pooled Separate Accounts	956,412	(253,926)
Common Collective Trusts	68,813	55,114
Common Stock	94,779	(185,646)

	$2,450,984	$(1,585,961)

4.	Non-participant Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	2003	2002
Net Assets:
Crescent Operating Stock	$153	$174

Changes in Net Assets:
Interfund Transfers	$(8)	$(3)
Gain (Loss) on Sales	(13)	148

	$(21)	$145

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their entire account balance.

6.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 18, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt as of December 31, 2003.

7.	Related Party Expenses

Some administrative expenses and accounting fees of the Plan are paid by the Company. The Company paid approximately $18,590 and $20,720 for administrative and accounting fees on behalf of the Plan during the fiscal years 2003 and 2002, respectively (see Note 2). Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

CRESCENT REAL ESTATE EQUITIES, LTD.
401(k) PLAN
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
December 31, 2003

	EIN: 75-2526839
	Plan: 001
		(c) Description		(e) Current
(a)	(b) Identity of Issuer	of Investments	(d) Cost	Value
*	Principal	Principal Stable Value Fund	**	$2,008,024
*	Principal	Pooled Separate Account — Bond & Mortgage Account	**	1,409,692
*	Principal	Pooled Separate Account — Bond Emphasis Balanced Account	**	554,460
*	Principal	Pooled Separate Account — Small Company Blend Account	**	1,375,997
*	Principal	Pooled Separate Account — Large Cap Stock Index	**	830,193
*	Principal	Pooled Separate Account — Principal Int Stock Account	**	750,238
*	Principal	Pooled Separate Account — Principal Financial Group, Inc.	**	274,303
*	Principal	Pooled Separate Account — International Emerging Markets Account	**	371,331
*	Principal	Pooled Separate Account — Principal Govt. Securities Account	**	40,268
*	Principal	Mutual Fund — American Century Value Investment Fund	**	189,134
	T. Rowe	Mutual Fund — T. Rowe Price Mid-Cap Growth	**	2,672,753
	Vanguard	Mutual Fund — Vanguard U.S. Growth Fund	**	2,011,873
	Vanguard	Mutual Fund — Vanguard Wellington	**	2,358,258
	Putnam	Mutual Fund — Putnam Equity Income A Fund	**	53,646
*	Crescent Real Estate
	Equities Company	Common Shares (Par Value $.01)	**	2,687,283
*	Crescent Operating, Inc.	Common Shares (Par Value $.01)	$16,998	153
*	Participant Loans	Participant loans (6.00% to 11.50%)	-0-	381,874

			$16,998	$17,969,480

*	Indicates a party-in-interest to the Plan.
**	Cost not necessary because participant directed investments.

SIGNATURE

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2004	CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

By:	/s/ Christopher T. Porter
Christopher T. Porter
Trustee

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT
23.01	Consent of Independent Registered Public Accounting Firm